[SECURITY FEDERAL CORPORATION LETTERHEAD]

May 6, 2015

Via Edgar

Mr. Amit Pande
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:         Security Federal Corporation
Form 10-K for Fiscal Year Ended December 31, 2014
Filed March 20, 2015
File No. 000-16120

Dear Mr. Pande:

We have reviewed the comment in your letter dated April 23, 2015, with respect to Security Federal Corporation’s (the “Company”) Form 10-K for the fiscal year ended December 31, 2014.  Please find our response below.  For your convenience, we have included a copy of the comment immediately preceding our response.

Form 10-K filed for the period ended December 31, 2014 (“Form 10-K”)

Exhibit 13 – Annual Report to Shareholders

Report of Independent Registered Public Accounting Firm, page 32

1.
We note that your independent auditors report identifies the periods covered by the report to include the financial statements for the years ended December 31, 2014 and 2013. However, we also note that you have included audited financial statements for the nine-months ended December 31, 2012 in your filing which are not referenced in the audit opinion. Please tell us how you determined that the included independent auditors report complies with the requirements of Rule 2-02(c) of Regulation S-X and PCAOB AU Section 508 or revise your filing as necessary.

Response:    Our independent auditor, Elliott Davis Decosimo, LLC, has revised its audit opinion to include the nine-months ended December 31, 2012 to comply with the requirements of Rule 2-02(c) of Regulation S-X and PCAOB AU Section 508.  An amendment to the Form 10-K is being prepared to include the revised audit report.

In response to the Staff’s request, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

Thank you for your review and comments.  If you have any questions, please do not hesitate to call me at (803) 641-3000.

Sincerely,

Security Federal Corporation

/s/J. Chris Verenes
J. Chris Verenes Chief Executive Officer

cc:         John Spitz, Staff Accountant, Division of Corporation Finance, U.S. Securities and
Exchange Commission